Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 (212) 912-7400
Fax: (212) 912-7751
www.tpw.com

Mark I. Sokolow
Direct Dial: 212-912-7825

December 23, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Hanover Capital Mortgage Holdings, Inc

Registration Statement on Form S-4

Filed November 5, 2008

File No. 333-155091

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-4 of Hanover Capital Mortgage Holdings, Inc. (“HCM”), Registration No. 333-155091, as filed with the Securities and Exchange Commission (“Commission”) on November 5, 2008 (the “Registration Statement”), attached for filing on behalf of HCM is Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”).

On behalf of our client, HCM, set forth below are the responses of HCM to the comments from the Staff of the Commission, as received by letter, dated December 15, 2008, from Mr. Duc Dang (the “Comment Letter”).  The Staff’s comments have been reproduced in this letter, and HCM’s responses follow each comment.  The page references contained herein are to the marked copy of the proxy statement/ prospectus included with the Staff’s courtesy copies; accordingly, the page references below may differ from those contained in the Comment Letter and the Amendment filed via EDGAR.

New York, NY	Washington, DC	Summit, NJ

Response to Comments

General

Comment No. 1.                                                                   Please update the financial statements and financial information to comply with Rule 3-12 of Regulation S-X, including your pro forma financial statements.

Response.  HCM has updated the financial statements and financial information, including the pro forma financial statements, to comply with Rule 3-12 of Regulation S-X.

Prospectus Cover Page

Comment No. 2.                                                                   Much of the information you include here is very detailed and is repeated in the summary. Information that is not required by Item 501 or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus. The cover page should focus shareholders on the information that is key to their investment decision. Currently, this key information is obscured by a technical, detailed description of the transaction. Please limit the cover page to one page, as required by Item 501 of Regulation S-K.

Response.  HCM has addressed the Staff’s comment by eliminating substantial information that it believes is not key to an investment decision by its stockholders and individuals expected to receive HCM’s securities in the exchange transaction, the spin-off and the merger.  However, HCM believes that the remaining disclosure is material in nature and respectfully requests that the Staff withdraw its comment to limit the cover page of the prospectus to a single page.  HCM understands that, in similar transactions, the Staff has declared effective registration statements containing proxy statements/prospectuses that are not in strict compliance with the page limitation in Item 501 of Regulation S-K due to the complexity of the transaction and to ensure that all of the information required by Item 501 of Regulation S-K is disclosed.

Questions and Answers, page 1

Comment No. 3.                                                                   To the extent that the disclosure in this section is repeated in your summary disclosure, please revise to limit repetition.

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see pages 1 – 9.

Summary, page 10

Spinco, page 11

Comment No. 4.                                                                   Please revise your description of Spinco to describe the assets to be owned by it at the time of the merger. Clarify, if true, that Spinco will consist of WMC, Best, and other assets on hand.  Quantify the assets and liabilities.

Response.  HCM has revised its description of Spinco to describe the assets to be owned by it at the time of the merger in accordance with the Comment Letter.  Please see page 11.  HCM confirms that, at the time of the merger, Spinco will consist of WMC, Best, and Walter Investment Reinsurance Co. Ltd., a newly-formed Bermuda captive insurance company that will replace Cardem upon Spinco’s distribution of Cardem’s shares to Walter.

The Spin-Off and Taxable Dividend, page 11

Comment No. 5.                                                                   Please tell us the purpose of engaging a third-party exchange agent to hold the Spinco Interests for the benefit of Walter’s stockholders. It is not clear why Walter’s stockholders will not hold the Spinco Interests directly prior to the merger.

Response.  Walter and Spinco have engaged a third-party exchange agent to conduct the spin-off and the taxable dividend, which requires, among other things, the solicitation of dividend election forms.  The merger is expected to occur at a moment in time immediately following the taxable dividend.  Accordingly, there will not be sufficient time for the exchange agent to distribute Spinco Interests to individual holders.  Moreover, because the Spinco Interests are not transferable and will automatically be exchanged for shares of Surviving Corporation common stock at the effective time of the merger, as a practical matter, the distribution of Spinco Interests by the exchange agent to individual holders would be an unnecessary and cumbersome step.  Walter, Spinco and HCM also believe that vesting responsibility in the exchange agent for the exchange of Spinco Interests for shares of Surviving Corporation common stock in the merger will be a convenience for the individual stockholders, who might otherwise have been required to surrender their Spinco Interests themselves.  HCM has expanded its disclosure regarding the exchange agent’s role in the merger in response to the Staff’s comment 18.  Please see page 53.

The Exchange Transactions, page 12

Comment No. 6.                                                                   Please disclose how HCM intends to fund the cash portion of these transactions.  We note that your cash and cash equivalents as of September 30, 2008 were only $642,000.

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see page 13.

The Merger, page 13

Comment No. 7.                                                                   Please tell us the mechanism for combining every 50 shares of HCM common stock outstanding into one share of the Surviving Company common stock, Also, please tell us why you do not need stockholder approval for this action.

Response.  As part of the merger, every 50 shares of HCM common stock outstanding before the merger will be converted into one share of common stock of the Surviving Corporation, the successor corporation in the merger.  Section 3-103 of the Maryland General Corporation Law provides that, in a merger or share exchange, stock of a corporation may be exchanged for or converted into “stock, evidence of indebtedness, partnership or limited liability company interests, or other securities of the successor or any other corporation or entity, whether or not a party to the transaction.”  The combination of every 50 shares of HCM common stock into one share of common stock of the Surviving Corporation is one of the terms of the merger approved by the Board of Directors and submitted to the stockholders pursuant to section 3-105(b) of the Maryland General Corporation Law.  Thus, by approving the merger, the HCM stockholders will also approve the combination of every 50 shares of HCM common stock into one share of common stock of the Surviving Corporation.  Where appropriate, HCM has revised the disclosure describing the mechanics of the merger to reflect that the share combination is an integral component of the merger, and not a separate event.

Calculation of the Merger Consideration, page 15

Comment No. 8.                                                                   We note the description of the formula that will be used to determine the aggregate number of shares of common stock in the Surviving Corporation that will be issued in the merger to Walter stockholders and Spinco option holders. Please revise to clarify whether the number of shares of HCM common stock outstanding is the number outstanding before or after the 50-for-1 combination of HCM common stock into shares of the Surviving Corporation.

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see page 16.

HCM’s Reasons for the Merger, page 14

Comment No. 9.                                                                   We note the disclosure of HCM’s reasons for the merger. Please provide a similar discussion of Spinco’s reason for pursuing the merger with HCM. Refer to Item 4(a)(2) of Form S-4

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see page 15.

Material U.S. Federal Income Tax Consequences of the Spin-off, the Taxable Dividend, the Merger and the Ownership of the Surviving Corporation Common Stock, page 20

Comment No. 10.                                                            We note that the merger is conditioned upon the receipt of various IRS rulings and tax opinions. We also note that you have filed a form of tax opinion as Exhibit 8 to the registration statement. Please tell us whether you intend to file a final, signed tax opinion prior to effectiveness of the registration statement. If not, please tell us how you intend to satisfy the requirements of Item 601 (b) (8) of Regulation S-K with respect to the tax consequences of the transaction as well as the REIT status of the registrant.

Response.  HCM intends to file a final, signed tax opinion prior to the effectiveness of the registration statement.

Market Prices and Dividends and other Distributions, page 30

Comment No. 11.                                                            Please revise to provide the high and low sale prices for this year’s interim periods. Refer to Item 201(a)(ii) of Regulation S-K.

Response.  HCM has provided the high and low sale prices for this year’s interim periods in accordance with Item 201(a)(ii) of Regulation S-K.  Please see page 32.

Risk Factors, page 31

Comment No. 12.                                                            We note the statement in the introductory paragraph that the “risks described below are not the only risks.” Please revise to remove the qualification. You must disclose all risks that you believe are material at this time.

Response.  The introductory paragraph to the “Risk Factors” section has been revised in accordance with the Comment Letter.  Please see page 33.

HCM may incur substantial expenses and payments if the merger does not occur, page 32

Comment No. 13.                                                            Please revise to describe and quantify the total amount owed under the loan and security agreement with Spinco that is referenced at the bottom of page 31.

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see page 35.

The IRS may challenge the Surviving Corporation’s status as a REIT, page 37

Comment No. 14.                                                            Please revise to clarify the harm that would be materia1ize if the Surviving Corporation is not considered a REIT by the IRS.

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see pages 39 – 40.

The Surviving Corporation is exposed to increased risks of delinquencies, defaults and losses, page 38

Comment No. 15.                                                            Please revise to disclose the percentage of the Surviving Corporation’s total portfolio that will consist of mortgage notes and loans to credit-impaired borrowers. Also, please disclose the current delinquency and default rates experienced by Spinco.

Response.  The disclosures in the proxy statement/ prospectus have been revised in accordance with the Comment Letter.  Please see page 41.

Special Note Regarding Forward-Looking Statements, page 44

Comment No. 16.                                                            It appears that you may not rely on the safe harbor of Section 27A of the Securities Act or Section 21E of the Exchange Act because you are an issuer of penny stock. Please revise to remove the statutory references.

Response.  The section entitled “Special Note Regarding Forward-Looking Statements” has been revised in accordance with the Comment Letter.  Please see page 47.

The Transactions, page 45

The Spin-off and Taxable Dividend, page 45

Comment No. 17.                                                            Please revise to clarify whether the spin off will be carried out even if the merger will not be effected.

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see page 49.

The Merger, page 49

Comment No. 18.                                                            Please revise to clarify, if true, that as part of the merger, the third party agent, holding the Spinco interests for the benefit Walter’s stockholders’, will exchange such interests for shares of HCM and then distribute those shares to Walter’s stockholders.

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see page 53.

Treatment of Equity Awards, page 50

Comment No. 19.                                                            Please tell us why you have not registered the shares of HCM common stock that will be issued to replace shares of Walter common stock underlying options granted under the Walter Stock Option Plans. Similarly, please tell us why you have not registered the shares of HCM common stock that will be issued to replace awards to acquire Spinco Interests.

Response.  In order to ensure that there is sufficient HCM common stock to replace the shares of Walter common stock and the Spinco Interests following the merger, the stockholders of HCM are being asked to vote on a proposal at the Special Stockholder’s Meeting to increase the number of shares of HCM common stock from 550,710 shares to 3,000,000 shares under the HCM 1999 Equity Incentive Plan.  It is more appropriate to wait until the stockholders have voted and approved the increase in the number of shares of HCM common stock to register these shares.  Once stockholder approval is received, the shares of HCM common stock will be registered.

Background of the Merger, page 52

Comment No. 20.                                                            We note the disclosure from page 54 that you considered several alternatives but deemed them inferior when compared to the current transaction.  Please revise to provide more detail regarding the alternatives and why you considered them inferior.

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see page 57.

Comment No. 21.                                                            Please revise your disclosure to eliminate generic references to discussions or negotiations between the parties; instead describe the substance of those discussions and negotiations in more detail. Further, please identify the persons involved in each contact or negotiation.

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see pages 57–9.

Comment No. 22.                                                            Please revise to c1arify who initiated discussions between HCM and Spinco. Disclose the circumstances that led to the initial discussions.

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see page 57.

Comment No. 23.                                                            Please provide a more detailed description of the loan and security agreement and the related securities account control agreement, which you refer to in the third full paragraph on page 54. Identify the parties to the agreements and briefly describe the material terms.

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see page 59.

Opinion of Keefe, Bruyette & Woods, page 58

Comment No. 24.                                                            Please provide us with copies of any analyses, reports, presentations or similar materials prepared by KBW in connection with rendering its fairness opinion. Upon receipt of these materials, we may have further comment.

Response.  Along with the courtesy copies of this Amendment, HCM has supplementally provided the Staff with copies of the presentation materials prepared by KBW for the September 26, 2008 meeting of the Board of Directors of HCM in connection with rendering its fairness opinion (the “Confidential Documents”).  On behalf of KBW, we hereby respectfully request that the Confidential Documents and any other documents that may at any time be submitted in connection with this Comment be treated as confidential documents.  The Confidential Documents contain material, non-public information that should not be made available to any member of the public for inspection or copying without first contacting KBW.  Further, on behalf of KBW, we request that the Staff return such Confidential Documents to us after its review of the Amendment and this letter, without retaining any copy thereof.  We would be happy to arrange for the return of the Confidential Documents.

Comment No. 25.                                                            We note from the fairness opinion that KBW’s compensation for providing the fairness opinion and for providing advisory services is contingent upon completion of the merger. Please revise to disclose this fact and to specify the amount of the fees.

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see page 62.

Comment No. 26.                                                            We note the statement in the fairness opinion on page B-2 that KBW acted “exclusively” for HCM’ s board of directors in rendering the fairness opinion, This statement may be viewed as a limitation on reliance by shareholders.   Because it is inconsistent with the disclosures relating to the opinion, please delete the limitation. Alternatively, disclose the basis for KBW’s belief that shareholders cannot rely upon the opinion to support any claims against it arising under applicable state law (e.g., the inclusion of an express disclaimer in KBW’s engagement letter with HCM). Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, disclose that the availability of such a state law defense to KBW would have no effect on the rights and responsibilities of either KBW or the board of directors under federal securities laws.

Response.  KBW has deleted the limitation in accordance with the Comment Letter.  A revised opinion is included as Annex B to the proxy statement / prospectus.

Interests of Certain Persons in the Merger, page 63

Agreements with Mr. Burchett and Ms. Tavares, page 63

Comment No. 27.                                                            Please revise to clarify the compensation terms applicable to Mr. Burchett and Ms. Tavares post merger.

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see page 70.

Material U.S. Federal Income Tax Consequences, page 65

Comment No. 28.                                                            We note that this section “sets forth certain material U.S. federal income tax consequences.” Please revise to clarify that this section summarizes all material federal tax consequences, if true.

Response.  The section entitled “Material U.S. Federal Income Tax Consequences” has been revised in accordance with the Comment Letter.  Please see page 72.

Amendments to the Merger Agreement, page 106

Comment No. 29.                                                            Please revise to clarify whether the merger agreement may be amended without further stockholder approval.  Also, disclose how you will notify stockholders of any amendments to the merger agreement that do not require stockholder approval.

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see 113-14.

Financing of the Surviving Corporation, page 115

Comment No. 30.                                                            We note that the Surviving Corporation anticipates having available a multi-year revolving line of credit with one or more banking institutions.  To the extent that the relevant terms of such financing lines are known, although not finalized please provide such terms including amounts available to you, interest rates related to such revolving lines of credit, maturity dates, collateral requirements (if any), and any other material terms that you believe to be beneficial.

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see page 123.

Description of Business of HCM, page 116

Comment No. 31.                                                            To the extent that you continue to hold a portfolio of prime mortgage loans, please revise to discuss this aspect of your business.

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see page 124.  HCM surrendered its entire portfolio of Subordinate MBS that was collateralizing the Repurchase Agreement, pursuant to the term of the Repurchase Agreement.  As a result, after August 9, 2008, HCM no longer holds a portfolio of Subordinate MBS.  HCM has no plans to purchase or hold Subordinate MBS until it is financially able to do so.

Agency MBS Portfolio, page 19 [sic]

Comment No. 32.                                                            Please tell us the basis for your statement that Agency MBS are “highly liquid assets.”

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see page 129.  The Agency MBS (Fannie Mae, Freddie Mac, and Ginnie Mae) are “highly liquid assets,” because they are actively traded securities with several major primary dealers making two-way markets in such securities.

Management’s Discussion and Analysis of Financial Condition, page 129

Fair Value Disclosures of HCM’s Consolidated Balance Sheet, page 133

Comment No. 33.                                                            Please tell us and disclose the basis for presenting a fair value balance sheet and why it is useful to investors. Additionally, please disclose the significant assumptions used and how they relate to the carrying amounts presented within the audited financial statements.

Response.  HCM has removed the section entitled “Fair Value Disclosures of HCM’s Consolidated Balance Sheet” in this Amendment.

Comment No. 34.                                                            We note that management’s estimate of the fair value of Equity investments in unconsolidated affiliates was zero as of June 30, 2008 and December 31, 2007. Please tell us why you have not recorded an impairment loss related to these investments.

Response.  HCM has removed the section entitled “Fair Value Disclosures of HCM’s Consolidated Balance Sheet” in this Amendment.

Critical Accounting Estimates

Amortization of Purchase Discounts on Mortgage Securities, page 136

Comment No. 35.                                                            We note you recognize purchase discounts on mortgage securities in earnings using the effective yield method over the estimated lives of the related securities. Please elaborate to discuss the recognition of purchase discounts when you update the estimated lives of securities where you may not have the ability to hold such securities to maturity.

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see page 142.

Financial Condition, page 138

Comment No. 36.                                                            Please revise your disclose [sic] to describe management’s use of the term “net equity,” its usefulness to investors and its relationship, if any, to the equity accounts presented within the financial statements.

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see page 144.

Results of Operations

Additional Analysis of REIT Investment Portfolio, page 149

Comment No. 37.                                                            Please tell us why you believe the interim 2008 Net interest spread and Yield on net portfolio assets to be not meaningful within the table, considering your discussion of both metrics and the disclosure of Net interest spread disclosed for all periods presented when separately noted for each component (i.e., mortgage loans, subordinate MBS, and agency MBS). In addition, it appears that your calculation of a negative Net interest spread would be meaningful in illustrating the performance of HCM’s current operations.

Response.  HCM revised the table entitled “Additional Analysis of REIT Investment Portfolio.”  Please see page 156.  The remaining N/M (not meaningful) notations for the nine months ended September 30, 2008, are still valid.  Net interest income is negative, and net investment is negative.  A resulting positive yield percentage would not be meaningful and could be misleading.

Dividends, page 157

Comment No. 38.                                                            Please expand this section to discuss the impact of taxable loss on your obligation and your ability to pay distributions to your stockholders. We note the disclosure on page 30, which indicates you did not declare a dividend in the last three quarters of 2007.

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see page 161.

Liquidity and Capital Resources

Cash and Cash Equivalents and Lines of Credit, page 159

Comment No. 39.                                                            We note your disclosure that additional sources of capital are required for HCM to generate positive cash flows and continue operations beyond 2008. Please revise your disclosure to include specifics on current and future plans to fund operations of HCM, including continued reliance on cash reserves and the potential sale of assets to fund operations, as well as the Merger Agreement and related $5 million Loan and Security Agreement between HCM and Spinco entered into on September 26, 2008.

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see page 162.

Contractual Ob1igatios, page 160

Comment No. 40.                                                            It appears that the amount of Long-term debt within the contractual obligations table for HCM represents principal payments. Please tell us why you have not disclosed interest related to Long-term debt.  Refer to footnote 46 in SEC Interpretive Release 33-8350.

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter to include the amount of interest related to long-term debt in a footnote to the table entitled “Contractual Obligations.”  Please see page 164.  HCM has not disclosed interest related to long-term debt within the contractual obligations table, because interest accrues at the annual rates of 8.51% for approximately $20.6 million of debt and 9.21% for another $20.6 million of debt.  Interest in the aggregate of approximately $3.61 million (not included in the totals presented) has been accrued and unpaid in accordance with the terms of the obligations.  Extinguishment of the debt and the accrued and unpaid interest are contingent upon the completion of the contemplated merger and related Exchange Agreements with the holders of these debt securities.

Description of Spinco, page 168

Comment No. 41.                                                            We note the disclosure that prior to May 1, 2008, Walter Mortgage Company (WMC) purchased and originated mortgage loans and purchased notes originated by JWH. Please revise to clarify what WMC’s business activities have been since May 1, 2008. The disclosure in the summary indicates that the surviving corporation will focus on servicing loans. Please revise to provide more detail about the current loan servicing business of Spinco.

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see page 173.

Management’s Discussion and Analysis of Results of Operations, page 170

Comment No. 42.                                                            Please explain to us why you have included disclosure concerning the Homebuilding business here considering Spinco will transfer JWH limited liability interest to Walter, as disclosed on page 45.

Response.  Disclosure concerning the Homebuilding business, which is now treated as a discontinued operation of Spinco in Spinco’s revised financial statements, has been eliminated.

Compensation Elements, page 198

Comment No. 43.                                                            Please revise to provide a compensation discussion and analysis with regard to the compensation arrangements for Spinco for the last fiscal year. Please refer to Item 402(b) of Regulation S-K. See also Item 18(a)(7) of Form S-4 and Section 217 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations.

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see the disclosure beginning on page 198.

Grants of Plan-Based Awards, page 201

Comment No. 44.                                                            Please revise to disclose the grant date fair value of each award in the aggregate.

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see page 206.

Comparison of the Rights of HCM Stockholders Before and After the Spin-off and Merger, page 231

Power to terminate REIT Election, page 232

Comment No. 45.                                                            We note the disclosure here that the board will be able to revoke or terminate the surviving corporation’s REIT status without stockholder approval. Please revise to include a risk factor to highlight that ability.

Response.  HCM has included a new risk factor relating to the powers of the Surviving Corporation’s board of directors in accordance with the Comment Letter.  Please see page 40.

Unaudited Pro Form Condensed Combined Financial Information of the Surviving Corporation

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Pro Forma adjustment 5, page 239

Comment No. 46.                                                            Please clarify your disclosure regarding the residual Cardem business, if any, following your distribution of Cardem shares to Walter. You note that Spinco will form a new captive insurance company to replace Cardem, however, based on your disclosure it appears that not all of Cardem will be transferred to Walter as “the remaining Cardem business is expected to be assumed and transferred to newly formed captive insurance company that will be wholly-owned by Spinco.”

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see page 244.

Pro forma adjustment 12, page 240

Comment No. 47.                                                            Please tell us and disclose why additional compensation expense was reversed from the financial statements for Spinco. In your response, please tell us how this expense is directly related to either the spin-off of Spinco from Walter or the merger with HCM.

Response.  Additional compensation expense has been reflected in the pro forma financial statements of Spinco.  This is an additional expense and not a reversal and is more clearly reflected as such in the revised pro forma financial statements included in the Amendment.  Please see page 244.  This additional compensation expense is directly related to the merger transaction in that the previously held options in Spinco will be canceled at the date of the merger and replaced with stock units of the new entity.  This transaction will occur as a direct result of the merger and would not occur if the merger transaction were not consummated.

Financial Statements

JWH Holding Company, LLC and Subsidiaries as of and for Years Ended December 31, 2007, 2006 and 2005

Notes to Consolidated Financial Statements

2.  Summary of Significant Accounting Policies

Insurance Claims (Hurricane Losses), page F-13

Comment No. 48.                                                            Given that company provides insurance coverage to homebuyers, please disclose the total amount of insurance reserves recorded as of each reporting date. Additionally, please disclose the amount of reserves established for reported claims separately from those reserves established for incurred but not yet reported claims. Lastly, please provide a roll forward of the insurance reserves similar to the one required by SOP 94-5.

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Additionally, a roll forward of the insurance reserves has been provided as requested by the Staff.  Please see pages F-12 to F-13.

4.  Installment Notes Receivable and Mortgage Loans, page F-14

Comment No. 49.                                                            Please tell us and disclose the weighted-average period over which origination costs will be amortized into interest income on installment notes.

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see page F-15.  The weighted-average period over which origination costs will be amortized into interest income on installment notes is the 9 year weighted-average life of the installment note portfolio.

9.  Income Taxes. page, F-18

Comment No. 50.                                                            Please tell us and disclose the nature of the related party transactions with Walter that have not been reflected in the statement of operations.

Response.  The disclosure has been revised as requested by the Staff to state that the related party transactions with Walter that are not reflected in the statement of operations consist of the exclusion of any interest income on the advances to Walter, as already disclosed in Note 13 – Transactions with Walter.  Please see page F-19.  While interest income has been traditionally charged to Walter on these advances based on a monthly floating rate that approximated Walter’s cost of funds, for purposes of these financial statements, JWH believed it would be more appropriate to exclude the interest income, because it was not reflective of interest earning activities for the standalone entity going forward.  Given that the Staff will accept financial statements with no interest coupled with full disclosure of this accounting treatment, JWH concluded that it was acceptable to remove the intercompany interest income on the advances to Walter in the consolidated financial statements of Spinco for the periods presented and as disclosed in the footnotes.

10.  Postretirement Employee Benefit, page F-23

Comment No. 51.                                                            We note that you have an unfunded postretirement benefit plan. Please provide the following disclosures or tell us why such disclosures are not required:

•                                          Disclosure noting the effect of a one-percent increase and decrease in the assumed health care cost trend rates on the 1) service and interest cost components of net periodic postretirement health care benefit costs and 2) the accumulated postretirement benefit obligation as required by paragraph 5.m. of SFAS 132(R); and

•                                          Benefits expected to be paid as required by paragraph 5,f, of SFAS 132(R).

Response.  The disclosure in the proxy statement/ prospectus has been revised in accordance with the Comment Letter.  Please see page F-24.

11.  Stock-Based Compensation Plans, page F-25

Comment No. 52.                                                            Please disclose a summary of activity related to stock options and restricted stock units held by company employees for the year ended December 31 2006.

Response.  The disclosure in the prospectus has been revised in accordance with the Comment Letter.  Please see page F-27.

Hanover Capital Mortgage Holdings, Inc. and Subsidiaries as of and for Years Ended December 31, 2007, 2006 and 2005

Consolidated Statements of Cash Flows, page F-57

Comment No. 53.                                                            We note your use of the indirect method for determining net cash flow from operations does not begin by adjusting Net income. Please tell us how your use of Income (loss) from continuing operations is in accordance with paragraph 28 of SFAS 95. Please address your interim period financial statements as well.

Response.  HCM’s use of Income (loss) from continuing operations is in accordance with paragraph 28 of SFAS 95, because cash flows for discontinued operations are not aggregated.  There were only operating cash flows related to discontinued operations for all periods presented in the financial statements.  The cash flows are presented net as a break-out of amounts individually were not considered material.

As of and for Period Ended June 30. 2008 and 2007

Notes to Consolidated Financial Statements (unaudited)

1. Business, page F-97

Comment No. 54.                                                            Please revise your disclosures to exclude references to your Form 10-Q as well as to your Form 10-K within footnote 2.

Response.  The disclosure within footnote 2 has been revised in accordance with the Comment Letter.  Please see page F-95.

Part II

Item 22.  Undertakings

Comment No. 55.                                                            Please revise to include the undertakings required by Item 512(a)(5)(i) or (ii), or tell us why you believe the undertakings are not applicable.

Response.  The undertakings have been revised to include Item 512(a)(5)(ii) in accordance with the Comment Letter.  Please see page II-3.

Exhibit 8

Comment No. 56.                                                            We note that counsel relied upon, without independent verification, the representations of the company, Walter and Spinco. Please provide a revised opinion to clarify, if true, that the reliance was limited to factual representations.

Response.  In accordance with the Comment Letter, HCM has provided a revised opinion to clarify that the reliance was limited to factual representations.

Comment No. 57.                                                            Please provide a revised opinion that addresses the material tax consequences of the proposed transactions. It is not sufficient for counsel to opine on the accuracy of the disclosure in the registration statement. If counsel intends to file a short- form opinion, the opinion should expressly confirm that the disclosure in the registration statement is counsel’s opinion.

Response.  In accordance with the Comment Letter, HCM has provided a revised opinion that expressly confirms that the disclosure in the registration statement is counsel’s opinion.

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We respectfully request that the Staff review the Amendment and the foregoing responses to the Staff’s comments as soon as reasonably possible.  If you have any questions or comments or require any additional information with respect to the enclosed, please call the undersigned at (212) 912-7825 or Linda Bechutsky at (212) 912-7431.

Very truly yours,

Thacher Proffitt & Wood LLP

/s/ Mark I. Sokolow
Mark I. Sokolow

Enclosures